Exhibit 99.8

Tel: 416 865 0200	BDO Canada LLP
Fax: 416 865 0887	222 Bay Street
www.bdo.ca	Suite 2200, PO Box 131
Toronto ON M5K 1H1 Canada

Consent of Independent Registered Public Accounting Firm

Titan Medical Inc.

Toronto, Canada

We hereby consent to the use of (i) our report dated February 13, 2019, on the financial statements of Titan Medical Inc. (the “Company”) for the year ended December 31, 2018; and (ii) our report dated February 13, 2018, on the financial statements of the Company for the year ended December 31, 2017 included in this annual report on Form 40-F.

Our report dated February 13, 2019 with respect to the financial statements contains an explanatory paragraph that states that the Company has recurring operating losses and has a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We also consent to the incorporation by reference of such reports into the Company’s Registration Statement No. 333-229612 on Form S-8, Registration Statement No. 333-225962 on Form F-10, as amended and Registration Statement No. 333-230072 on Form F-10, as amended.

/s/ BDO Canada LLP

BDO Canada LLP

Toronto, Canada

March 28, 2019

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.